Mail Stop 3561

      							July 8, 2005

Mr. Daniel Urrea
Chief Financial Officer
Nexicon, Inc.
400 Gold SW, Suite 1000
Albuquerque, NM  87102

	Re:	Nexicon, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed May 9, 2005

		Forms 10-QSB for Fiscal Quarter Ended March 31, 2005
		File No. 0-30244

Dear Mr. Urrea:

      We have reviewed your amendment and supplemental response letter dated June 27, 2005 as well as your filing and have the following comments. As noted in our comment letter dated June 14, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 10-KSB for Fiscal Year Ended December 31, 2004


Note 1. Summary of Significant Accounting Policies, page F-6
Segment information, page F-8

1. We note your response to our previous comment 2 and your new disclosure in your footnotes. In future filings please add a segment discussion to results of operations in accordance FRC Section 506.06.
Include a discussion of your measure of profit or loss for each reportable segment.


Note 13. Acquisition of Assets and Loss on Asset Impairment, F-17

2. We note your response to our previous comment 4 and 5.  However we
did not see disclosure in your Form 10-KSB/A which indicates fair values equal historical cost. Further, you did not respond to our comment with regards to the specific nature of your in-process
research and development.   As a result, we are re-issuing our
previous comments 4 and 5.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. We also remind you to submit all correspondence in response to our comments on EDGAR. You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371
or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Daniel Urrea
Nexicon, Inc.
July 8, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE